

April 20, 2013

Via E-mail
Mr. Jonathan Block
General Counsel
Hot Topic, Inc.
18305 E. San Jose Avenue
City of Industry, CA 91748

> **Re:** **Hot Topic, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 25, 2013**
> **File No. 000-28784**

Dear Mr. Block:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise us how you considered the requirements of Exchange Act Rule 13e-3 with respect to your transaction. Your analysis should address, as applicable, the equity participation of management in the parent company after the closing of the merger, alterations to existing employment agreements of management, your chief executive officer's participation in negotiations and meetings concerning the potential sale of the company, and the representation of management on the board or other governing body of the parent company after the closing of the merger.

Summary Term Sheet

Interests of the Company's Directors and Executive Officers in the Merger, page 2

2. Please revise your disclosure to quantify the dollar amount of the interests held by the company's executive officers and directors along with any consideration paid that may be different from the interests of the company's shareholders. Also briefly address the material terms of Ms. Harper's amended employment agreement entered into in connection with the completion of the Merger.

Background of the Merger, page 20

3. Please more fully elaborate on Ms. Harper's prior experience with Guggenheim Securities, as noted on page 21.

4. On page 26, you disclose that "[b]etween March 1, 2013 and March 6, 2013, Mr. Holihan and Ms. Harper's counsel … negotiated the terms and conditions of Ms. Harper's support agreement and rollover commitment letter, including proposed amendments to her employment agreement to be effective as of the closing of the transaction." Please describe the proposed amendments to Ms. Harper's employment agreement that were discussed during this time. Please also describe in this section any other discussions or negotiations regarding amendments to Ms. Harper's employment agreement that took place prior to the execution of the merger agreement on March 6, 2013.

5. Please disclose when the contribution of approximately $7.7 million in cash by the rollover investors to the parent company was first discussed. Please also disclose any material developments or negotiations regarding this cash contribution that occurred between November 20, 2012 and March 6, 2013.

Certain Financial Projections, page 31

6. We note your disclosure on page 31 that "[a]fter the LRP Projections had been prepared and provided to Guggenheim Securities for review in advance of the regularly scheduled board meeting on January 17, 2013, the Company received the unsolicited proposal from Sycamore to acquire the Company." Please revise to clarify, if true, that the LRP Projections were prepared and provided to Guggenheim Securities after Sycamore expressed an interest in discussing a potential strategic transaction with the company on November 20, 2012.

Opinion of Guggenheim Securities, LLC, page 34

7. We note your disclosure on page 35 that Guggenheim Securities' opinion was "provided to Hot Topic's board of directors … and not intended to be used or relied upon for any other purpose or by any other person or entity." We also note similar disclosure on page

3 of the Guggenheim Securities opinion included as Annex C to the proxy statement. Because this limitation on reliance by shareholders is inconsistent with disclosures relating to the opinion, the limitation should be removed.

<u>Summary of Valuation and Financial Analyses, page 37</u>

8.   Please disclose whether any additional companies fit within the criteria used to select the peer group companies but were not analyzed and, if so, why not.

9.   Please disclose the methodology and criteria used to select the precedent merger and acquisition transactions. Please also indicate whether any additional transactions fit within these criteria but were not analyzed and, if so, why not.

<u>Other Considerations, page 43</u>

10.   We note your disclosure on page 44 that "Hot Topic has agreed to pay Guggenheim Securities a transaction fee of approximately $6 million, all of which is contingent on successful consummation of the Merger." We also note the disclosure in the opinion of Guggenheim Securities included as Annex C to the proxy statement that Guggenheim Securities will receive a customary fee, "a substantial portion of which is contingent on the successful consummation of the Merger." Please reconcile your statements regarding the contingent nature of the fee.

11.   We note your disclosure on page 44 that "Guggenheim Securities has not been previously engaged by Hot Topic or Sycamore during the last two years, other than Guggenheim Securities' engagement by Hot Topic in connection with the Merger." Please disclose any material relationship that existed during the past two years between Guggenheim Securities and/or its affiliates and the company's affiliates. If applicable, please disclose any compensation received as a result of any such relationship. Please refer to Item 1015(b)(4) of Regulation M-A.

12.   Please provide a narrative and quantitative description of the fees paid or to be paid to Guggenheim Securities or its affiliates in connection with the various services described in the fourth full paragraph on page 44. If such information is not available or would require unreasonable effort or expense to obtain, please revise your disclosure to provide a narrative description of the fees paid or to be paid and an explanation of the reasons why such additional information is unavailable.

<u>Interests of Our Directors and Executive Officers in the Merger, page 50</u>

13.   We note your disclosure that Ms. Harper's employment agreement will be amended to provide that Ms. Harper is entitled to receive a gross-up payment in certain circumstances. Please describe any other material changes to Ms. Harper's employment

agreement. Please also describe any material changes to the employment agreements of the other executive officers of the company.

14.   Please specify the name of any director or executive officer of the company that will hold a position as a director or officer of the company or the parent company after completion of the merger.

15.   We note your disclosure on page 46 that "[o]n March 6, 2013, each of Lisa Harper, Chairman and Chief Executive Officer of the Company, Don Hendricks, Chief Operating Officer of the Company, Mark Mizicko, Chief Planning Officer of the Company, George Wehlitz, Jr., Chief Financial Officer of the Company, and Elizabeth Munoz, Senior Vice President of Product of the Company … entered into separate letter agreements … with Parent pursuant to which each Rollover Investor committed to contribute to Parent, as of the effective time of the Merger, cash and, with respect to Ms. Harper and Messrs. Hendricks and Mizicko, shares of common stock held by such Rollover Investor in exchange for certain equity securities of Parent …." Please disclose the specific terms of these rollover agreements, including the number of equity securities of the parent company that each executive is entitled to receive and the percentage of the parent company's equity securities (or class of equity securities) that such number represents.

Litigation Related to the Merger, page 63

16.   Please provide us with a copy of each of the complaints filed in connection with the proposed acquisition of the company by an affiliate of Sycamore, including any amended or consolidated complaints.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tiffany Piland at (202) 551-3589 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director